Exhibit 99.1

Ballard announces leadership transition

VANCOUVER, BC, June 16, 2025 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced a planned leadership transition. After more than a decade of transformative leadership, Randy MacEwen will step down as President and Chief Executive Officer, with Marty Neese assuming the position effective July 7, 2025.

"It has been a true privilege to lead Ballard for the past 11 years during a dynamic period for the company and hydrogen industry," said Randy MacEwen. "We have built a strong foundation that has positioned the company as an industry leader. Given changing industry dynamics, including a focus on product cost reduction, it is the right time for a new leader with a strong operational background to guide Ballard into the future."

The Board of Directors has appointed Marty Neese as President & CEO following a succession planning process. A seasoned executive with a deep background in operations, Mr. Neese has extensive experience in product standardization, product cost reduction, volume production, and gross margin optimization. Mr. Neese has served on Ballard's Board of Directors over the past 10 years, and as the CEO of Verdagy, an innovative electrolysis and green hydrogen company, over the past four years. Earlier in his career, he served as the chief operating officer of SunPower and Flex. With his background and experience, Mr. Neese is uniquely qualified to drive the company's next phase of growth and operational efficiency.

"Marty is the right leader for Ballard as the fuel cell industry undergoes a period of rationalization and competitive realignment," said Jim Roche, Chair of the Board of Directors. "His proven track record in operational excellence, product innovation and commercialization, and cost management will ensure Ballard not only adapts to this new environment but thrives in it."

"The fuel cell industry is entering a new phase, and Ballard is taking decisive steps to position itself for long-term sustainable success," said Mr. Neese. "I am honored to step into this role at a company with such a strong brand, and a leading track record for safety, technology, and proven field performance in our target markets. We have a fortress balance sheet with no requirements for near-term or mid-term financings. Working alongside our talented team, I look forward to building on this solid foundation, optimizing our operations, accelerating innovation, and unlocking long-term value for our stakeholders."

The leadership transition has been carefully planned to ensure a seamless and orderly handover. Mr. MacEwen will continue to serve as the CEO until Marty's start date and then will remain available in an advisory capacity through September 30, 2025.

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells enable electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated impacts of the announced leadership change. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

Further Information

Ballard Power Systems:
Sumit Kundu – Investor Relations, +1.604.453.3517 or investors@ballard.com

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

CO: Ballard Power Systems Inc.

CNW 18:00e 16-JUN-25